MINERIA Y EXPLORACIONES OLYMPIA, INC.

No. 8 Bo. Buenos Aires
Municipio Monsenor Novel
Dominican Republic

December 3, 2013

Filed on Edgar as Correspondence

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Brigitte Lippmann

Dear Ms. Lippmann:

Re:           Registration Statement on Form S-1A (File No. 333-190652)
Amendment No. 1 – filed November 14, 2013
Comment letter dated November 21, 2013

In response to the above noted comment letter, we have the following responses to make thereto.

1.	The paragraphs mentioned in your comment letter have been deleted from the Prospectus cover page to Prospectus Summary – Our Business.

2.	Under Liquidity and Capital Resources on page 14 we have inserted a paragraph indicating our Company is not a blank check company and has no plans to merge with an unidentified entity.

3.	The sentence has been amended in response to this comment – refer to page 34.

4.	The changes to Rule 144 as recommended in this comment have been made on page 34.

Thank you for your assistance.

Yours very truly;

“Francisco A. J. Garcia”
Francisco A. J. Garcia
Chief Executive Office, Chief
Financial Officer, President
and Director